Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED DECEMBER 31, 2017 AND NOVEMBER 30, 2016

INTRODUCTION

This management discussion and analysis (‟MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (‟Neptune” or the ‟Corporation”) including its subsidiaries, Biodroga Nutraceuticals Inc. (‟Biodroga”) and Acasti Pharma Inc. (‟Acasti”) up to the loss of control of the subsidiary on December 27, 2017, for the three-month and nine-month periods ended December 31, 2017 and November 30, 2016. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month and nine-month periods ended December 31, 2017 and November 30, 2016. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgard.shtml.

Beginning in fiscal 2017, the Corporation’s fiscal year ended on March 31, 2017. As a result, the above financial statements include different three-month and nine-month periods: the three-month and nine-month periods ended December 31, 2017 and three-month and nine-month periods ended November 30, 2016. Financial information for the three-month and nine-month periods ended December 31, 2016 has not been included in this MD&A for the following reasons: (i) the three-month and nine-month periods ended November 30, 2016 provides a meaningful comparison for the three-month and nine-month periods ended December 31, 2017; (ii) there are no significant factors, seasonal or otherwise, that would impact the comparability of information if the results for the three-month and nine-month periods ended December 31, 2016 were presented in lieu of results for the three-month and nine-month periods ended November 30, 2016; and (iii) it was not practicable or cost justified to prepare this information.

In this MD&A, financial information for the three-month and nine-month periods ended December 31, 2017 and November 30, 2016 is based on the consolidated interim financial statements of the Corporation, which were prepared under International Financial Reporting Standards (‟IFRS”) in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (‟IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on February 14, 2018. Disclosure contained in this document is current to that date, unless otherwise noted.

Note that there have been no significant changes with regards to the ‟Related Party Transactions”, ‟Off-Balance Sheet Arrangements” or ‟Critical Accounting Policies and Estimates” to those outlined in the Corporation’s 2017 annual MD&A as filed with Canadian securities regulatory authorities on June 7, 2017. As such, they are not repeated herein.

Unless otherwise indicated, all references to the terms ‟we”, ‟us”, ‟our”, ‟Neptune”, ‟enterprise”, ‟Company” and ‟Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to thousands of Canadian dollars. References to ‟CAD”, ‟USD”, ‟EUR” and ‟GBP” refer to Canadian dollars, US dollars, the Euro and the Pound sterling, respectively. Information disclosed in this report has been limited to what management has determined to be ‟material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute ‟forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results.

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the ‟Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the ‟AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under ‟Risk Factors”.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses an adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating loss when the Corporation or segment is in a loss position, to assess its operating performance. This non-IFRS financial measure is directly derived from the Corporation’s financial statements and is presented in a consistent manner. The Corporation uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. This measure also helps the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA (or non-IFRS operating loss when in a loss position) to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results. Neptune’s method for calculating Adjusted EBITDA (or non-IFRS operating loss) may differ from that used by other corporations.

Neptune obtains its Adjusted EBITDA (or non-IFRS operating loss) measurement by adding to net income (loss), finance costs, depreciation, amortization and impairment loss and income taxes and by subtracting finance income. Other items such as stock-based compensation, insurance recoveries from plant explosion, royalty settlements, net gain on sale of krill oil business, legal fees related to royalty settlements, gain on loss of control of subsidiary, tax credits recoverable from prior years and acquisition costs that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Excluding these items does not imply they are non-recurring.

A reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss is presented later in this document.

BUSINESS OVERVIEW

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company formulates and provides turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that may enhance the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise, Neptune is working to develop unique extractions and formulations in high potential growth segments such as medical and wellness cannabinoid-based products. The Corporation’s growth in the medical and wellness cannabis field is an attractive method of utilizing the existing Sherbrooke facility, a key asset of the Corporation, following the sale of the Corporation’s krill oil business in 2017, as described below, given management’s support of the repurposing of the existing facility for the purposes of entering a new and fast-growing industry. The Corporation’s Board of Directors has approved the steps undertaken by the Corporation which are necessary to engage in these cannabis-related activities. The Company’s head office is located in Laval, Quebec.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Transaction concluded with Aker BioMarine

On August 7, 2017, Neptune and Aker BioMarine Antarctic AS (“Aker BioMarine”) concluded an agreement whereby Aker BioMarine acquired Neptune’s intellectual property, list of customers and krill oil inventory for a cash consideration of $43,076 (US$34 million) paid at closing. Under this agreement, Neptune exits bulk krill oil manufacturing and distribution activities and Aker BioMarine becomes exclusive krill oil supplier to Neptune’s solutions business. An amount of $11,176 of such proceeds was used for debt reimbursement and to pay the penalty on early repayment of $263 concurrent with the sale transaction and an additional $2,392 was repaid on October 6, 2017.

The assets sold were included in the Nutraceutical segment. The disposal of the krill oil manufacturing and distribution activities allows the Corporation to accelerate its efforts to position the Corporation in attractive growth segments such as the Green Valley medical and wellness cannabis oil extraction project, in line with its growth strategy.

The Sherbrooke facility was not part of the transaction and it will be used through the development of unique extractions targeted towards high potential growth segments such as the cannabis industry. A large number of our employees saw their employment end as part of this transaction. A small team of people continues to work on special projects including the medical and wellness cannabis project at the facility as well as activities relating to exiting the bulk krill oil business. As the Sherbrooke facility was not part of the transaction, it did not qualify as discontinued operations for accounting purposes. Furthermore, management assessed the recoverable amount of the Sherbrooke facility and no revaluation of the useful life and no impairment of the plant and related equipment were recorded for the three-month and nine-month periods ended December 31, 2017. Management will continue to reassess the recoverable amount and useful life as progress and development are made in the cannabis oil extraction project.

The following table presents a reconciliation of the net gain on sale of assets for the nine-month period ended December 31, 2017 and the full impact of the sale transaction and concurrent debt reimbursements on the net income of the Corporation:

August 7,
2017
Total transaction proceeds	$43,076
Inventory sold	(11,186)
Net intangible assets sold	(5,792)
Other write-off of asset, severance and transaction costs and costs for activities relating to exiting the bulk krill oil business (i) (ii)	(2,374)
Net gain on sale of assets as presented in the statement of earnings of the consolidated interim financial statements	$23,724

Impairment loss on inventories – presented in cost of sales	(1,719)
Penalty on reimbursement, loss on financing and discounting fees on debt reimbursed – presented in finance costs	(921)
Total impact of the transaction on the net income before tax	$21,084

(i)	Including non-cash write-off of assets of $554, $1,142 of employee severance and $482 of transaction costs.
(ii)	$147 of costs were recorded during the three-month period ended December 31, 2017 relating to other write-off of asset, transaction costs and activities relating to exiting the bulk krill oil business (reprocessing of work in progress inventories).

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Loss of control of the subsidiary Acasti

On December 27, 2017, Acasti concluded a public financing. Immediately before the transaction, Neptune owned 33.96% of Acasti’s shares and had determined it had de facto control over and therefore consolidated Acasti. After the financing and as at December 31, 2017, the ownership interest of the Corporation in Acasti went down to 20.39% and 12.12% on a fully diluted basis (34.45% and 23.28% as at March 31, 2017). Therefore, management has determined that the Corporation lost the de facto control of the subsidiary.

On that date, the Corporation ceased consolidating Acasti and derecognized the assets and liabilities of its former subsidiary and the non-controlling interest in Acasti. The Corporation recognized its remaining non-controlling investment in Acasti at the fair value as at that date. The Corporation has 5,064,694 common shares of Acasti. The fair value of the investment in Acasti was determined to be $6,079 or $1.20 per share as at December 27, 2017. This investment was measured using a level 1 input. The difference between the fair value of the investment and the book value of Acasti’s net assets and related non-controlling interest was recognized in the statement of earnings as a non-cash gain on loss of control of $8,783. The Corporation ceased to consolidate Acasti’s results from that date. Acasti represents the Cardiovascular segment of the segment disclosures section.

The following table presents a reconciliation of the gain on loss of control for the three-month and nine-month periods ended December 31, 2017:

December 27,
2017

Investment in Acasti at fair value	$6,079
Non-controlling interest	2,234
Acasti’s assets before deconsolidation	(7,143)
Acasti’s liabilities before deconsolidation	7,613
Gain on loss of control of Acasti	$8,783

As at December 27, 2017, the investment in Acasti is presented in “Other assets” in the consolidated statement of financial position. The fair value of the investment remains unchanged from the date of loss of control. On January 22, 2018, Acasti issued additional overallotment shares pursuant to its December 27, 2017 financing, which brought the Corporation’s ownership interest to 19.78%. Following these events, the Corporation concluded it does not have significant influence over Acasti.

Human Resources

Neptune and Biodroga are currently employing 57 employees.

Issuance of Shares

On May 9, 2017, the Corporation issued 630,681 common shares on settlement of a liability of $858 (US$625). On August 9, 2017 and August 16, 2017, the Corporation respectively issued 34,965 and 20,979 common shares for deferred share units released to members of the Board of Directors for past services. During the three-month period ended December 31, 2017, Neptune issued 66,000 common shares for share options exercised.

Creation of the Green Valley Consortium

On May 16, 2017, Neptune and Groupe DJB, in collaboration with the Université de Sherbrooke, announced the creation of the Sherbrooke-based Green Valley Consortium, a strategic partnership that combines the strengths and expertise of three industry stakeholders to carry out medical cannabis production and research and development activities: an industry first. The Consortium intends to develop, commercialize and promote safe, ethically conscious products, while making every effort to abide by stringent industry regulations.

Nasdaq Notification

On July 21, 2017, Neptune received a Nasdaq notification informing the Corporation that its common shares failed to maintain a minimum bid price of US$1.00 per share over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market, and was given 180 calendar days, or until January 17, 2018, to regain compliance according to Nasdaq rule 5810(c)(3)(A) – compliance period.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

On November 28, 2017, the Corporation received a Nasdaq notification confirming that the Nasdaq Staff has determined that for at least 10 consecutive business days, from November 13 to 27, 2017, the closing bid price of the Corporation’s common shares has been US$1.00 per share or greater. Accordingly, Neptune has regained compliance with Listing Rule 5550(a)(2) and this matter is now closed.

Licence

On November 27, 2017, Neptune announced an exclusive, worldwide and royalty bearing licensing agreement for the use of the MaxSimil® technology, a patented omega-3 fatty acid delivery technology and expected to be a strong growth driver of Neptune’s Solutions business, in combination with cannabis-derived products.

This new agreement allows Neptune to research, manufacture, formulate, distribute and sell monoglyceride omega-3-rich ingredients in combination with cannabis and/or cannabinoid-rich hemp-derived ingredients for medical and adult use applications.

As indicated in the past, the Company believes the MaxSimil® technology has the ability to enhance absorption of lipid-based and lipid soluble ingredients such as cannabinoids, essential fatty acids including EPA and DHA omega-3s, vitamins A, D, K and E, CoQ10 and others. This could be especially beneficial in increasing the absorption of ingredients which are not easily absorbed, such as cannabidiol (CBD).

Business Update Meeting

On November 28, 2017, Neptune held a business update meeting in New York City to discuss its entry into the legal cannabis market in Canada via the extraction and commercialization of cannabis oil. Neptune CEO Jim Hamilton and other members of senior management conducted an in-depth overview of the cannabis market in Canada, the company’s business plans, a timeline of anticipated milestones and the potential economics of this new business venture.

Partnership

On December 11, 2017, Neptune announced, in partnership with Charles R. Poliquin’s Strength Sensei Nutraceuticals, the launch of MaxSimil® enhanced Omega DriveTM omega-3 EPA and DHA product for the strength coaching community.

Post quarter developments

On January 17, 2018, Neptune participated in special consultations on Bill 157, regulating cannabis. Michel Timperio, President of the Cannabis Business division, made a presentation and tabled a submission to the Committee on Health and Social Services of the National Assembly in Québec. Neptune made several recommendations for Bill 157 in its submission including the following:

- To make a distinction between smokable and non-smokable cannabis products, given that oil is considered less harmful because it can be consumed without combustion.

- To reflect the contribution of cannabis oil to harm reduction by reserving a prominent position for oils in branches of the Société québécoise du cannabis (SQC) and on its website.

- To make a distinction between products containing tetrahydrocannabinol (THC) and those containing only CBD, which should be reflected in the way they are regulated and in access to different distribution networks.

- To encourage the emergence of a cannabis and hemp industry in Quebec, in particular by creating a category of products “Made in Quebec” at the SQC.

- To allocate funding for an “Institute for evidence on cannabinoids” from the Cannabis Prevention and Research Fund created by Bill 157 to ensure that the information made public on the SQC website, and on which training for its staff will be based, is objective and in line with science that is rapidly and constantly evolving.

On January 19, 2018, Neptune announced an exclusive research agreement with the purpose of developing new medical and wellness targeted cannabinoid-based products, such as CBD combined with krill oil whose combination use would be exclusive to Neptune. The new products will be aimed at the growing number of federal jurisdictions worldwide that have or will legalize cannabinoids, such as Canada, for medicinal and/or adult use.

On February 12, 2018, Neptune and Tetra Bio-Pharma Inc. announced that they entered into an agreement for the co-development, commercialization and marketing of purified cannabinoid oil-based products to address pain and inflammation relief applications for the natural health products and pet veterinary markets.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

SEGMENT DISCLOSURES

The Corporation had two reportable segments until the loss of control of the subsidiary Acasti on December 27, 2017, which were the Corporation’s strategic business units. As at December 31, 2017, the cardiovascular segment that develops pharmaceutical products for cardiovascular diseases is no longer a strategic business unit for Neptune that produces and commercializes nutraceutical products and turnkey solutions for primarily omega-3 softgel capsules and liquids.

Information regarding the results of each reportable segment is included below. The cardiovascular results are presented until December 27, 2017. Performance is measured based on segment net income (loss), as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker. Segment income (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing between both segments are based on predetermined rates accepted by the parties involved. The reportable segment assets of the Cardiovascular segment as at December 31, 2017 consists of the investment in Acasti.

Selected financial information by segment is as follows:

The following tables show selected financial information by segments:

Three-month period ended December 31, 2017

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	7,315	–	–	7,315
Gross margin	2,015	–	–	2,015
R&D expenses (i)	(1,785)	(4,285)	581	(5,489)
R&D tax credits and grants	12	24	–	36
SG&A	(2,477)	(908)	–	(3,385)
Other income – net gain on sale of assets	(147)	–	–	(147)
Loss from operating activities	(2,382)	(5,169)	581	(6,970)
Gain on loss of control of the subsidiary Acasti	8,783	–	–	8,783
Net finance cost	(396)	(21)	(2)	(419)
Income taxes	(53)	–	–	(53)
Net income (loss)	5,952	(5,190)	579	1,341

Non-IFRS operating loss[1] calculation
Net income (loss)	5,952	(5,190)	579	1,341
Add (deduct):
Depreciation and amortization	763	670	(581)	852
Finance costs	487	67	–	554
Finance income	(91)	(9)	–	(100)
Change in fair value of derivative assets and liabilities	–	(37)	2	(35)
Stock-based compensation	199	330	–	529
Income taxes	53	–	–	53
Gain on loss of control of the subsidiary Acasti	(8,783)	–	–	(8,783)
Other income – net gain on sale of assets	147	–	–	147
Non-IFRS operating loss[1]	(1,273)	(4,169)	–	(5,442)

(i)	These R&D expenses of the Nutraceutical segment include $1,730 of costs associated to the cannabis business.

______________________

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Three-month period ended November 30, 2016

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	12,252	1	(112)	12,141
Gross margin	3,450	1	1	3,452
R&D expenses	(349)	(1,708)	581	(1,476)
R&D tax credits and grants	9	24	–	33
SG&A	(4,511)	(829)	–	(5,340)
Other income – royalty settlement	13,117	–	–	13,117
Income (loss) from operating activities	11,716	(2,512)	582	9,786
Net finance income (cost)	(697)	115	–	(582)
Income taxes	217	–	–	217
Net income (loss)	11,236	(2,397)	582	9,421

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net income (loss)	11,236	(2,397)	582	9,421
Add (deduct):
Depreciation and amortization	856	621	(581)	896
Finance costs	625	1	(6)	620
Finance income	(126)	(118)	6	(238)
Change in fair value of derivative assets and liabilities	198	2	–	200
Stock-based compensation	315	155	–	470
Income taxes	(217)	–	–	(217)
Royalty settlement	(13,117)	–	–	(13,117)
Legal fees related to royalty settlement	1,501	–	–	1,501
Adjusted EBITDA (non-IFRS operating loss)[1]	1,271	(1,736)	1	(464)

______________________

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Nine-month period ended December 31, 2017

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	20,640	–	–	20,640
Gross margin	4,866	–	–	4,866
R&D expenses (i)	(2,572)	(9,676)	1,742	(10,506)
R&D tax credits and grants	62	84	–	146
SG&A	(8,274)	(2,761)	–	(11,035)
Other income – net gain on sale of assets	23,724	–	–	23,724
Income (loss) from operating activities	17,806	(12,353)	1,742	7,195
Gain on loss of control of the subsidiary Acasti	8,783	–	–	8,783
Net finance cost	(1,719)	(121)	(7)	(1,847)
Income taxes	(40)	–	–	(40)
Net income (loss)	24,830	(12,474)	1,735	14,091
Total assets	93,678	6,079	–	99,757
Cash, cash equivalents and restricted short-term investments	28,586	–	–	28,586
Working capital[2]	29,945	–	–	29,945

Non-IFRS operating loss[1] calculation
Net income (loss)	24,830	(12,474)	1,735	14,091
Add (deduct):
Depreciation and amortization	2,511	2,005	(1,742)	2,774
Finance costs	1,984	355	–	2,339
Finance income	(108)	(38)	–	(146)
Change in fair value of derivative assets and liabilities	(156)	(196)	7	(345)
Stock-based compensation	781	661	–	1,442
Income taxes	40	–	–	40
Impairment loss on inventories	1,719	–	–	1,719
Gain on loss of control of the subsidiary Acasti	(8,783)	–	–	(8,783)
Other income – net gain on sale of assets	(23,724)	–	–	(23,724)
Legal fees related to royalty settlements	90	–	–	90
Non-IFRS operating loss[1]	(816)	(9,687)	–	(10,503)

(i)	These R&D expenses of the Nutraceutical segment include $1,730 of costs associated to the cannabis business.

______________________

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Nine-month period ended November 30, 2016

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	35,093	8	(112)	34,989
Gross margin	9,554	8	1	9,563
R&D expenses	(1,119)	(5,747)	1,742	(5,124)
R&D tax credits and grants	28	70	–	98
SG&A	(10,197)	(2,252)	–	(12,449)
Other income – royalty settlement	13,117	–	–	13,117
Income (loss) from operating activities	11,383	(7,921)	1,743	5,205
Net finance income (cost)	(1,982)	41	(3)	(1,944)
Income taxes	(83)	–	–	(83)
Net income (loss)	9,318	(7,880)	1,740	3,178
Total assets	101,628	21,589	(13,175)	110,042
Cash, cash equivalents and restricted short-term investments	6,759	5,843	–	12,602
Working capital[2]	15,628	4,421	1	20,050

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net income (loss)	9,318	(7,880)	1,740	3,178
Add (deduct):
Depreciation and amortization	2,388	1,843	(1,742)	2,489
Finance costs	1,976	15	(89)	1,902
Finance income	(226)	40	89	(97)
Change in fair value of derivative assets and liabilities	233	(96)	3	140
Stock-based compensation	985	430	–	1,415
Income taxes	83	–	–	83
Royalty settlement	(13,117)	–	–	(13,117)
Legal fees related to royalty settlement	1,501	–	–	1,501
Acquisition costs	38	–	–	38
Adjusted EBITDA (non-IFRS operating loss)[1]	3,179	(5,648)	1	(2,468)

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular segment operating under license issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license asset of the cardiovascular segment and its amortization charge are eliminated upon consolidation. Intersegment balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

______________________

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Key ratios of the nutraceutical segment

	Three-month period ended December 31, 2017	Three-month period ended November 30, 2016	Nine-month period ended December 31, 2017	Nine-month period ended November 30, 2016
Key ratios (in % of total revenues):
Gross margin	28%	28%	24%	27%
Research and development expenses	24%	3%	12%	3%
Selling, general and administrative expenses	34%	37%	40%	29%
Adjusted EBITDA (non-IFRS operating loss)[1]	(17%)	10%	(4%)	9%

OPERATING RESULTS OF THE NUTRACEUTICAL SEGMENT

Revenues

Total revenues for the three-month period ended December 31, 2017 amounted to $7,315, representing a decrease of $4,937 or 40% compared to $12,252 for the three-month period ended November 30, 2016. Total revenues for the nine-month period ended December 31, 2017 amounted to $20,640, representing a decrease of $14,453 or 41% compared to $35,093 for the nine-month period ended November 30, 2016. This decrease for the three-month and nine-month periods ended December 31, 2017 was directly related to the sale of the krill oil manufacturing and distribution activities to Aker BioMarine (refer to “Transaction concluded with Aker BioMarine”). For the three-month and nine-month periods ended December 31, 2017, the krill business decreased by approximately 86% and 82% respectively in comparison with the three-month and nine-month periods ended November 30, 2016 partially offset by royalty revenues increase as described below. The decrease for the three-month period ended December 31, 2017 is also partially offset by a 7.5% increase in the solutions business. The decrease for the nine-month period ended December 31, 2017 is also attributable to a decrease in the solutions business mainly related to timing of orders from some customers. The krill oil manufacturing and distribution sales were $922 and $3,017 respectively during the three-month and nine-month periods ended December 31, 2017 ($6,403 and $16,563 for the three-month and nine-month periods ended November 30, 2016).

Total revenues for the three-month period ended December 31, 2017 include $504 of royalty revenues compared to $368 for the three-month period ended November 30, 2016. Total revenues for the nine-month period ended December 31, 2017 include $984 of royalty revenues compared to $769 for the nine-month period ended November 30, 2016. The increase for the three-month and nine-month periods ended December 31, 2017 is related to recognition of the remaining deferred royalty revenues from BlueOcean.

Gross Margin

Gross margin is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors, costs for servicing and commissioning and storage costs.

Gross margin for the three-month period ended December 31, 2017 amounted to $2,015 compared to $3,450 for the three-month period ended November 30, 2016. Gross margin for the nine-month period ended December 31, 2017 amounted to $4,866 compared to $9,554 for the nine-month period ended November 30, 2016. The decrease in gross margin for the three-month and nine-month periods ended December 31, 2017 compared to the three-month and nine-month periods ended November 30, 2016 was directly related to the decrease in sales revenues as explained above and to an impairment loss on inventories of $1,719 recorded in the nine-month period ended December 31, 2017, after the transaction concluded with Aker BioMarine. The krill oil manufacturing and distribution gross margin, excluding the impairment loss on inventories of $1,719, was ($15) and $1,183 respectively during the three-month and nine-month periods ended December 31, 2017 ($2,405 and $4,823 for the three-month and nine-month periods ended November 30, 2016).

______________________

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

10

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Gross margin in % of total revenues is stable at 28% for the three-month periods ended December 31, 2017 and November 30, 2016. Gross margin in % of total revenues decreased from 27% for the nine-month period ended November 30, 2016 to 24% for the nine-month period ended December 31, 2017. The decrease in the gross margin in % is mainly related to the impairment loss on inventories, partially offset by sales of high margin products in the solutions business.

Research and Development (R&D) Expenses

R&D expenses amounted to $1,785 in the three-month period ended December 31, 2017 compared to $349 in the three-month period ended November 30, 2016, an increase of $1,436. R&D expenses amounted to $2,572 in the nine-month period ended December 31, 2017 compared to $1,119 in the nine-month period ended November 30, 2016, an increase of $1,453. The increase for the three-month and nine-month periods ended December 31, 2017 is attributable to the medical and wellness cannabinoid-based products activities for which expenses were $1,730 during the three-month and nine-month periods ended December 31, 2017.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses amounted to $2,477 in the three-month period ended December 31, 2017 compared to $4,511 for the three-month period ended November 30, 2016, a decrease of $2,034. SG&A expenses amounted to $8,274 in the nine-month period ended December 31, 2017 compared to $10,197 for the nine-month period ended November 30, 2016, a decrease of $1,923. The decrease in the three-month period ended December 31, 2017 is mainly attributable to a decrease in legal fees related to royalty settlement of $1,501, salaries and benefits, stock-based compensation, partially offset by an increase in royalties and commissions expenses. The decrease in the nine-month period ended December 31, 2017 is mainly attributable to a decrease in legal fees related to royalty settlement of $1,501, salaries and benefits, stock-based compensation, partially offset by an increase in royalties and commissions, bad debt expense and a property tax credit recorded last year.

Adjusted EBITDA (Non-IFRS operating loss)1

Adjusted EBITDA decreased by $2,544 for the three-month period ended December 31, 2017 to a non-IFRS operating loss of $1,273 compared to an Adjusted EBITDA of $1,271 for the three-month period ended November 30, 2016. Adjusted EBITDA decreased by $3,995 for the nine-month period ended December 31, 2017 to a non-IFRS operating loss of $816 compared to an Adjusted EBITDA of $3,179 for the nine-month period ended November 30, 2016.

The decrease of the Adjusted EBITDA for the three-month and nine-month periods ended December 31, 2017 is mainly attributable to the gross margin decrease and an increase in R&D expenses as described above. The decrease for the three-month and nine-month periods ended December 31, 2017 is partially offset by a reduction of SG&A expenses before stock-based compensation, depreciation and amortization and legal fees related to the royalty settlement as described above.

Net finance costs

Finance income amounted to $91 in the three-month period ended December 31, 2017 compared to $126 for the three-month period ended November 30, 2016, a decrease of $35. Finance income amounted to $108 in the nine-month period ended December 31, 2017 compared to $226 for the nine-month period ended November 30, 2016, a decrease of $118. The decrease for the three-month and nine-month periods ended December 31, 2017 is attributable to a foreign exchange gain recorded last year compared to a foreign exchange loss recorded for the current year.

Finance costs amounted to $487 in the three-month period ended December 31, 2017 compared to $625 for the three-month period ended November 30, 2016, a decrease of $138. The decrease for the three-month period ended December 31, 2017 is attributable to the decrease in finance costs following the reduction of debt, partially offset by a foreign exchange gain for the three-month period ended November 30, 2016. Finance costs amounted to $1,984 in the nine-month period ended December 31, 2017 compared to $1,976 for the nine-month period ended November 30, 2016, an increase of $8. The increase for the nine-month period ended December 31, 2017 is attributable to penalty on reimbursement, loss on financing and discounting fees on debt reimbursed of $921 resulting from the transaction with Aker BioMarine and subsequent debt reimbursements, partially offset by the decrease of the finance costs following the reduction of the debt, and also to the variation of the foreign exchange gain for the nine-month period ended November 30, 2016.

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1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

11

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Change in fair value of derivative assets and liabilities amounted to nil in the three-month period ended December 31, 2017 compared to a loss of $198 for the three-month period ended November 30, 2016. Change in fair value of derivative assets and liabilities amounted to a gain of $156 in the nine-month period ended December 31, 2017 compared to a loss of $233 for the nine-month period ended November 30, 2016. Variations are caused by the reevaluation of the fair value of financial instruments. Some derivative assets and liabilities were cancelled or are no longer treated as derivative liabilities following debt reimbursement after the transaction with Aker BioMarine and the loss of control of the subsidiary Acasti.

Income taxes

The net income of the three-month period ended December 31, 2017 includes deferred tax expense of $53. The net income of the three-month period ended November 30, 2016 includes deferred tax recovery of $217. The net income of the nine-month period ended December 31, 2017 includes deferred tax expense of $40. The net income of the nine-month period ended November 30, 2016 includes deferred tax expense of $83. The deferred tax expense or recovery results from the utilization of deferred tax assets recognized following the acquisition of Biodroga on January 7, 2016. No tax expense was recognized on the net gain on sale of assets described above or on the taxable temporary difference on the investment in Acasti on change of control, as the determined tax impacts will be completely offset by previously unrecognized deferred tax assets.

Net income

The nutraceutical segment realized a net income for the three-month period ended December 31, 2017 of $5,952 compared to a net income of $11,236 for the three-month period ended November 30, 2016, a decrease of $5,284. The nutraceutical segment realized a net income for the nine-month period ended December 31, 2017 of $24,830 compared to a net income of $9,318 for the nine-month period ended November 30, 2016, an increase of $15,512.

The decrease in the net income for the three-month ended December 31, 2017 is mainly attributable to royalty settlement recorded in the comparative period, partially offset by the gain on loss of control of the subsidiary Acasti recorded in the current quarter. The increase in the net income for the nine-month period ended December 31, 2017 is mainly attributable to the gain on loss of control of the subsidiary Acasti of $8,783 and the net gain on sale of assets of $23,724 (refer to “Transaction concluded with Aker BioMarine”). This increase for the nine-month period ended December 31, 2017 is partially offset by the impairment loss on inventories of $1,719 and the royalty settlement recorded in the comparative period. The same reasons stated above for the decrease of the Adjusted EBITDA and the variation on net finance costs, stock-based compensation, depreciation and amortization and deferred income tax recovery explain the remainder of the variation.

OPERATING RESULTS OF THE CARDIOVASCULAR SEGMENT (Acasti)

Non-IFRS operating loss1

The Non-IFRS operating loss increased by $2,433 for the three-month period ended December 31, 2017 to $4,169 compared to $1,736 for the three-month period ended November 30, 2016. This Non-IFRS operating loss increase was primarily due to an increase in R&D expenses net of tax credits and grants of $2,454 and an increase in G&A expenses of $34, before consideration of stock-based compensation, amortization and depreciation and administrative fees. The Non-IFRS operating loss increased by $4,039 for the nine-month period ended December 31, 2017 to $9,687 compared to $5,648 for the nine-month period ended November 30, 2016. This Non-IFRS operating loss increase was primarily due to an increase in R&D expenses net of tax credits and grants of $3,598 and an increase in G&A expenses of $551, before consideration of stock-based compensation, amortization and depreciation and administrative fees.

During the three-month period ended December 31, 2017, Acasti, as planned, further advanced its R&D program and its clinical development of Capre with its Phase 3 program and site activation initiation in partnership with one of the world’s largest providers of biopharmaceutical development and commercial outsourcing services (“CRO”). The $4,261 in total R&D expenses net of tax credits and grants for the three-month period ended December 31, 2017 totaled $3,497 before depreciation, amortization and stock-based compensation, compared to $1,684 in total R&D expenses net of tax credits and grants for the three-month period ended November 30, 2016 or $1,043 before depreciation, amortization and stock-based compensation. This $2,454 increase in R&D expenses before depreciation, amortization and stock-based compensation was mainly attributable to the $2,000 increase in research contracts as well as an increase of $309 in professional fees. The increased research contract expense resulted primarily from a $1,400 increase in contracts associated with its clinical trial program as $1,630 was incurred primarily with Acasti’s CRO during the three-month period ended December 31, 2017 in preparation for Acasti’s Phase 3 clinical study program site activation initiation by the end of 2017. This compares to about $230 incurred during the prior comparative period in connection with the completion of contracts under Acasti’s successful Phase 1 bioavailabiity bridging clinical study. The remaining $600 in increased research contracts resulted from expanded scaled-up production activities related to CaPre during the three-month period ended December 31, 2017. The increased professional fees resulted primarily from completing due diligence and preliminary discussions for strategic research and development partnership and licensing arrangements. An increase of $118 in incremental salaries and benefits primarily related to full-time compared to half-time direct leadership and management of CMC regulatory affairs in R&D combined with the prior quarter addition of several technicians to production and quality control during the three-month period ended December 31, 2017 compared to the three-month period ended November 30, 2016.

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1 The Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

12

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The $9,592 in total R&D expenses net of tax credits and grants for the nine-month period ended December 31, 2017 totaled $7,370 before depreciation, amortization and stock-based compensation, compared to $5,671 in total R&D expenses net of tax credits and grants for the nine-month period ended November 30, 2016 or $3,772 before depreciation, amortization and stock-based compensation. This $3,598 increase in R&D expenses before depreciation, amortization and stock-based compensation was mainly attributable to the $2,012 increase in contracts with the $1,116 increased contract manufacturing (“CMO”) production expenses and the $945 increased CRO expenses associated with Acasti’s clinical trial program based on $2,676 incurred with the CRO during the nine-month period ended December 31, 2017. There was also a $1,202 increase in professional fees primarily incurred in completing due diligence and preliminary discussions for strategic R&D partnership and licensing arrangements. This is compared to $1,534 of expenses for PK Bridging and other clinical study programs and $846 in CMO production expenses for the nine-month period ended November 30, 2016. Salary and benefits also contributed to the overall increase by $276 related to R&D management combined with additional headcount for production and quality control in November 30, 2016, as Acasti is advancing its Phase 3 clinical study program. Of the increase of $108 in other expenses, $74 related to increased travel expenses for the strategic development due diligence activities.

The $908 in total G&A expenses for the three-month period ended December 31, 2017 totaled $653 before administrative fees and stock-based compensation, compared to $829 in total G&A expenses for the three-month period ended November 30, 2016 or $619 before administrative fees and stock-based compensation. The increase was mainly attributable to a $160 increase in salaries and benefits associated with adding full-time executive and managerial headcount to support Acasti’s strategy and financing while becoming more independent from Neptune. The increase is partially offset by a reduction in professional fees of $154 due primarily to reduced marketing research expenses and normalization or reduction of Acasti’s public and investor relations program expenses after the prior year’s reactivation. The decreased professional fees also partially resulted from Acasti transitioning its finance consultant for the prior year to Acasti’s current CFO.

The $2,761 in total G&A expenses for the nine-month period ended December 31, 2017 totaled $2,210 before administrative fees and stock-based compensation, compared to $2,252 in total G&A expenses for the nine-month period ended November 30, 2016 or $1,659 before administrative fees and stock-based compensation. The increase was mainly attributable to a $398 increase in salaries and benefits associated with adding full-time executive and managerial headcount to support Acasti’s strategy and financing while becoming more independent from Neptune. This increase also resulted from increased professional fees of $94 due primarily to expenses relating to reactivating Acasti’s public and investor relations programs and additional legal fees due to increased independence from Neptune.

Net Loss

Acasti realized a net loss for the three-month period ended December 31, 2017 of $5,190 an increase of $2,793 compared to a net loss of $2,397 for the three-month period ended November 30, 2016. These results are mainly attributable to the factors described above in the Non-IFRS operating loss section, in addition to variations caused by finance costs and change in fair value described below and by the increase of stock-based compensation expenses, depreciation and amortization.

Acasti realized a net loss for the nine-month period ended December 31, 2017 of $12,474 an increase of $4,594 compared to a net loss of $7,880 for the nine-month period ended November 30, 2016. These results are mainly attributable to the factors described above in the Non-IFRS operating loss section, in addition to variations caused by finance costs and change in fair value described below and by the increase of stock-based compensation expenses, depreciation and amortization.

Finance costs amounted to $67 for the three-month period ended December 31, 2017, an increase of $66 compared to $1 for the three-month period ended November 30, 2016. The increase was primarily due to an increase in interest on convertible debentures of $92 for the three-month period ended December 31, 2017, combined with the variation of the foreign exchange loss. Finance costs amounted to $355 for the nine-month period ended December 31, 2017, an increase of $340 compared to $15 for the nine-month period ended November 30, 2016. The increase was primarily due to an increase in interest on convertible debentures of $275 for the nine-month period ended December 31, 2017, combined with the variation of the foreign exchange loss.

13

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Change in fair value of derivative assets and liabilities amounted to a gain of $37 for the three-month period ended December 31, 2017 compared to a loss of $2 for the three-month period ended November 30, 2016. Change in fair value of derivative assets and liabilities amounted to a gain of $196 for the nine-month period ended December 31, 2017 compared to a gain of $96 for the nine-month period ended November 30, 2016. Variations for the three-month and nine-month periods are caused by the reevaluation of the fair value of financial instruments.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Our operations, R&D program, capital expenditures and acquisitions are mainly financed through the cash coming from the agreement concluded with Aker BioMarine, cash flows from operating activities and our liquidities, as well as the issuance of debt and common shares.

The Corporation entered into an interest rate swap to manage interest rate fluctuations. The fair value of this swap is presented under other assets caption in the statement of financial position. Under this decreasing swap with an original nominal value of $5,625 (value of $4,085 as at December 31, 2017), maturing December 27, 2018, the Corporation pays a fixed interest rate of 2.94% plus an applicable margin and receives a variable rate based on prime rate. This interest rate swap has been designated as a cash flow hedge of the variable interest payment on the loan amounting to $4,155 as of December 31, 2017.

The Corporation also entered into a cross currency swaps to manage foreign currency risk. These swaps were cancelled and settled for $59 following the reimbursement of the loan in GBP following the transaction with Aker BioMarine (refer to “Transaction concluded with Aker BioMarine”). Fair values of these swaps were presented under other financial assets and other financial liabilities caption in the statement of financial position prior to settlement. The Corporation did not apply hedge accounting to foreign currency differences arising from these previous agreements.

Operating Activities

During the three-month period ended December 31, 2017, the cash used in operating activities amounted to $5,670. The cash flows used by operations before the change in operating assets and liabilities amounted to $6,163. The changes in operating assets and liabilities amounting to $492, mainly resulting from variations in trade and other receivables, inventories, prepaid expenses and trade and other payables, decreased the cash flows used by operations to the negative said amount of $5,670.

During the three-month period ended November 30, 2016, the cash used in operating activities amounted to $250. The cash flows generated from operations before the change in operating assets and liabilities amounted to $11,250, including amounts of other income royalty settlement of $13,117 less related costs of $1,501. The changes in operating assets and liabilities amounting to $11,526, mainly resulting from trade and other receivables (including long-term receivable) related to the royalty settlement and trade and other payables (including long-term payables) related to fees for such settlement, reduced the cash flows used by operations to the negative said amount of $250.

During the nine-month period ended December 31, 2017, the cash used in operating activities amounted to $6,049. The cash flows used by operations before the change in operating assets and liabilities amounted to $13,281. The changes in operating assets and liabilities amounting to $7,231, mainly resulting from trade and other receivables including amounts received from the royalty settlement in fiscal 2017, inventories, prepaid expenses and trade and other payables, decreased the cash flows used by operations to the negative said amount of $6,049.

During the nine-month period ended November 30, 2016, the cash from operating activities amounted to $1,949, after consideration of taxes paid of $319. The cash flows generated from operations before the change in operating assets and liabilities amounted to $8,861, including the royalty settlement. The changes in operating assets and liabilities amounting to $6,593, mainly coming from trade and other receivables (including long-term receivable) related to the royalty settlement, inventories and trade and other payables (including long-term payables) related to fees for such settlement, reduced the cash flows from operations to the positive said amount of $1,949.

14

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Investing Activities

During the three-month period ended December 31, 2017, the cash flows used for investing activities were mainly for acquisition of property, plant and equipment (PPE) ($366) and acquisition of intellectual property ($112) which was payable as at March 31, 2017. In addition, the cash flow was reduced by the cash related to the loss of control and deconsolidation of Acasti ($2,666). Investing activities also include interest received of $100.

During the three-month period ended November 30, 2016, except for the variation in the short-term investments generating $61 of cash, the cash flows used for investing activities were $892 for acquisition of PPE related to R&D equipment for Acasti.

The investing activities for the nine-month period ended December 31, 2017 include proceeds of $43,076 resulting of the sale of assets to Aker BioMarine (refer to “Transaction concluded with Aker BioMarine”). During the nine-month period ended December 31, 2017, except for the variation in the short-term investments generating $335 of cash, the cash flows used for investing activities were for acquisition of PPE ($668) and for acquisition of intellectual property ($3,702) which was payable as at March 31, 2017. In addition, the cash flow was reduced by the cash related to the loss of control of Acasti ($2,666). Investing activities also include interest received of $147.

During the nine-month period ended November 30, 2016, except for the variation in the short-term investments generating $2,883 of cash, the cash flows used for investing activities were $2,043 mainly for acquisition of property, plant and equipment related to R&D equipment for Acasti.

Financing Activities

During the three-month period ended December 31, 2017, the financing activities used $2,446 of cash mainly for the repayment of loans and borrowings of $2,818 and for interest paid of $124, partially offset by proceeds from the exercise of options of the Corporation for $112 and from the exercise of Acasti’s warrants of $384.

During the three-month period ended November 30, 2016, the financing activities used $1,675 of cash mainly for the repayment of loans and borrowings of $1,164, net of increase of line of credit, and for the interest paid of $502.

During the nine-month period ended December 31, 2017, the financing activities used $20,073 of cash mainly for the repayment of loans and borrowings of $19,021, interest paid of $795, penalty on debt reimbursement of $263 and for the payment of Acasti public offering and debt issuance transaction costs of $421 which were payable at March 31, 2017, partially offset by proceeds from the exercise of options of the Corporation for $112 and from the exercise of Acasti’s warrants of $384.

During the nine-month period ended November 30, 2016, financing activities used $3,123 of cash mainly from repayment of loans and borrowings of $5,257, net of increase of line of credit, and interest paid of $1,562, partially offset by an increase in loans and borrowing of $3,666 related to loan from Bank and Clients.

At December 31, 2017, the Corporation’s liquidity position, consisting of cash and cash equivalents, was $26,176. The Corporation has also restricted short-term investments of $2,410 that are mostly pledged for the loan incurred in the acquisition of Biodroga.

The Corporation has an authorized bank line of credit of $1,800 (expiring on August 31, 2018), of which $1,800 was available as at December 31, 2017.

15

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for the three-month and nine-month periods ended December 31, 2017 and November 30, 2016. Variations in these amounts have been explained in the segment disclosures section above.

	Three-month period ended December 31, 2017	Three-month period ended November 30, 2016	Nine-month period ended December 31, 2017	Nine-month period ended November 30, 2016
	$	$	$	$
Total revenues	7,315	12,141	20,640	34,989
Non-IFRS operating loss[1]	(5,442)	(464)	(10,503)	(2,468)
Net income	1,341	9,421	14,091	3,178
Net income attributable to equity holders of the Corporation	4,755	10,685	22,283	7,337
Basic and diluted income per share	0.06	0.14	0.28	0.09

Total assets			99,757	110,042
Working capital[2]			29,945	20,050
Non-current financial liabilities			518	19,440
Equity attributable to equity holders of the Corporation			89,479	64,396

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

As explained in other sections, the Corporation revenues are almost entirely generated by the nutraceutical segment. The cardiovascular segment conducts research activities and has incurred losses since inception. Quarterly data is presented below.

	December 31,	September 30,	June 30,	March 31, 2017
	2017	2017	2017	(4 months)
	$	$	$	$
Total revenues	7,315	6,795	6,531	11,829
Non-IFRS operating loss[1]	(5,442)	(3,588)	(1,473)	(1,227)
Net income (loss)	1,341	16,117	(3,367)	(2,298)
Net income (loss) attributable to equity holders of the Corporation	4,755	19,074	(1,546)	(424)
Basic and diluted income (loss) per share	0.06	0.24	(0.02)	(0.01)

______________________

1 The Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

16

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

	November 30,	August 31,	May 31,	February 29,
	2016	2016	2016	2016
	$	$	$	$
Total revenues	12,141	11,591	11,257	10,030
Non-IFRS operating loss[1]	(464)	(857)	(1,147)	(493)
Net income (loss)	9,421	(2,419)	(3,824)	(379)
Net income (loss) attributable to equity holders of the Corporation	10,685	(1,191)	(2,157)	615
Basic and diluted income (loss) per share	0.14	(0.02)	(0.03)	0.01

The net income for the quarter ended December 31, 2017 includes a gain on loss of control of the subsidiary Acasti of $8,783. The net income for the quarter ended September 30, 2017 includes other income related to sale of assets of $23,871 and impairment loss on inventories of $1,719. The net income for the quarter ended November 30, 2016 includes other income related to royalty settlement of $13,117. The net loss of the quarter ended February 29, 2016 includes a recovery of income taxes of $2,046 related to recognition of previously unrecognized deferred tax assets of the Corporation as a result of future profitability expected from the acquired business of Biodroga and deferred tax on the net results of Biodroga since the acquisition date. Starting in the quarter ended February 29, 2016, revenues increased because Biodroga’s revenues are then consolidated.

CONSOLIDATED FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at December 31, 2017 compared to March 31, 2017:

	Increase
Accounts	(Reduction)	Comments
Cash and cash equivalents	10,374	Refer to ‟ Consolidated liquidity and capital resources’’
Trade and other receivables	(8,767)	Receipt of accounts receivables and royalty settlement
Prepaid expenses	(371)	Recognition of prepaid expenses
Inventories	(7,489)	Sales of inventories to Aker BioMarine and impairment loss on inventories of $1,719. Refer to “Transaction concluded with Aker BioMarine”
Restricted short-term investments	(335)	Release of restricted short-term investments
Property, plant and equipment	(4,406)	Costs related to equipment net of depreciation and loss of control of the subsidiary Acasti
Intangible assets	(6,530)	Amortization of intangible assets and sale of IP. Refer to “Transaction concluded with Aker BioMarine”
Other assets	6,204	Investment in Acasti at fair value. Refer to “Loss of control of the subsidiary Acasti”
Trade and other payables	(5,141)	Payment of trade and other payables and loss of control of the subsidiary Acasti
Loans and borrowings	(18,396)	Repayments of loans and borrowings. Refer to “Transaction concluded with Aker BioMarine”
Deferred revenues	(458)	Recognition of deferred revenues
Long-term payable	(278)	Payment of long-term payable
Unsecured convertible debentures	(1,406)	Refer to “Loss of control of the subsidiary Acasti”
Other financial liabilities	(418)	Decrease in the fair value of the derivative warrant liabilities, cancellation of the cross currency swap contracts and loss of control of the subsidiary Acasti

See the statement of changes in equity in the consolidated financial statements for details of changes to the equity accounts from March 31, 2017.

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1 The Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

17

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

CONSOLIDATED CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of financial liabilities and other contracts as at December 31, 2017:

						December 31, 2017
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables and long-term payable	$5,369	$5,369	$4,852	$517	$–	$–
Loans and borrowings*	4,535	4,893	4,892	1	–	–
Research and development contracts	–	50	50	–	–	–
PPE purchase obligation	–	2,392	2,392	–	–	–
Operating leases	–	1,852	531	738	583	–
Other agreements	–	42	42	–	–	–
	$9,904	$14,598	$12,759	$1,256	$583	$–

*Includes interest payments to be made at the contractual rate.

Under the terms of its financing agreements, the Corporation is required to meet certain financial covenants. As of December 31, 2017, Neptune was compliant with all of its borrowing covenant requirements.

CHANGE IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

The accounting policies and basis of measurement applied in the consolidated interim financial statements for the three-month and nine-month periods ended December 31, 2017 and November 30, 2016 are the same as those applied by the Corporation in its consolidated financial statements for the thirteen-month period ended March 31, 2017, except as disclosed below.

The following is an amendment to standards applied by the Corporation in the preparation of its consolidated interim financial statements:

IAS 7 – Statement of Cash Flows

A number of new standards, interpretations and amendments to existing standards were issued by the International Accounting Standards Board (‟IASB”) or the IFRS Interpretations Committee (‟IFRIC”) that are mandatory but not yet effective for the three-month and nine-month periods ended December 31, 2017 and have not been applied in preparing the consolidated interim financial statements. The following standards have been issued by the IASB with effective dates in the future that have been determined by management to impact the consolidated financial statements:

IFRS 9 – Financial Instruments

IFRS 15 – Revenue from Contracts with Customers

IFRS 16 – Leases

Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions

IFRIC 23 – Uncertainty over Income Tax Treatments

Further information on these modifications can be found in Note 3 of the December 31, 2017 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by Mr. Jim Hamilton, in his capacity as Chief Executive Officer (‟CEO”) and Mr. Mario Paradis, in his capacity as Chief Financial Officer (‟CFO”) that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting.

There have been no changes in the Corporation’s ICFR during the three-month period ended December 31, 2017 that have materially affected, or are reasonably likely materially affecting its ICFR.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

RISKS AND UNCERTAINTIES

The Corporation is subject to many risks, including those outlined in the Corporation’s “Risks and Uncertainties” section of its 2017 annual MD&A filed with Canadian securities regulatory authorities on June 7, 2017. Due to the Corporation’s pursuit of new growth opportunities, such as its medical and wellness cannabis production and research project at the Sherbrooke facility described in the “Business Overview” section of this MD&A, the Corporation is also exposed to the additional industry-specific risks described below.

License Approval Process

The Corporation is applying for a licence with Health Canada to produce cannabis oil under the Access to Cannabis for Medical Purposes Regulations (ACMPR). In April 2017, the Corporation submitted a written application to Health Canada to become a Licensed Producer of medical Cannabis, which at this time has been confirmed by the agency as being at the Review and Security Clearance stage (stage 2 of 6). The Corporation is reliant upon obtaining the license from Health Canada in order to pursue its cannabis-related activities. There is no guarantee that the Corporation’s medical marijuana licence application will be approved by Health Canada, or that any prospective projects in the industry will be successfully completed. Additionally, there is no guarantee that, should the Corporation be approved for the license with Health Canada, such license will be renewed or extended in the future under the same or similar terms. Any change to the Corporation’s cannabis-related license could significantly impact the Corporation, as described below.

Furthermore, as a condition for obtaining the licence, Health Canada requires multiple steps to be taken, including the addition of physical barriers, visual monitoring, recording devices, intrusion detection, as well as other important controls around access to the Corporation’s existing Sherbrooke facility. The Sherbrooke facility will need to be reviewed to the satisfaction of Health Canada before a license can be granted to the Corporation, after Neptune has taken all steps imposed by Health Canada in preparation for such review.

Time and Cost

The amount of time required to obtain a licence is dependent upon Health Canada’s timeline for reviewing licence applications. Furthermore, the amount of time the Corporation may need to resolve any comments received from Health Canada during the application process will not be known until such comments are received. As a result, the Corporation is currently at too early a stage in the licensing process to provide any estimate of the amount of time required in order to obtain a licence.

However, the Corporation has assembled a $5,000 budget for the payment of specific equipment and building improvements required for its current extraction facility, which could meet the above-noted licensing requirements of Health Canada. The budgeted cost of the facility will be re-assessed once Health Canada has approved the plans for the facility. Until the Corporation’s facility is adapted to meet the requirements of the ACMPR and available for inspection by Health Canada, and until the Corporation is in receipt of the licence from Health Canada, the Corporation cannot engage in any cannabis production-related activities. There is no assurance that the Corporation will successfully develop its cannabis business in a profitable manner, or at all.

Competition

The Corporation plans to compete in a growing industry with an increasing number of participants subject to rapid changes and developments. The Corporation will face the challenge of competing with companies of varying sizes and at varying stages of licensing and levels of development of related products in the cannabis industry.

Regulations, Laws and Guidelines

The Corporation’s cannabis-related activities are subject to regulations, laws and guidelines from a variety of governmental authorities regarding the production, distribution and business involvement in cannabis-related activities that are also subject to change due to the aforementioned rapidly evolving industry. These include, but are not limited to, rules regarding the transport, storage, manufacture and disposal of cannabis-related products. Moreover, the Corporation is subject to environmental, health, safety, privacy, and many other similar laws and regulations. Such regulations, laws and guidelines are subject to change and development, and any delay or change in such rules could significantly impact the Corporation’s business. Furthermore, any failure to comply with such rules could significantly impact the Corporation’s business, including the potential obligation to pay fines and penalties, loss of profits, unfavourable publicity and damage to the Corporation’s reputation, among other negative impacts.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Personnel

The Corporation has appointed Mr. Michel Timperio as President, Ms. Melody Harwood as Head of Scientific & Regulatory Affairs and Mr. Eric Krudener as Director of Product and Brand Development of its cannabis business. The Corporation is reliant upon the contributions to be made by these appointed individuals, as well as other members of its management team dedicating significant efforts to the development of cannabis-related activities, in order to face the challenges, risks and uncertainties imposed by the cannabis industry.

Corporate position on conducting business in international jurisdictions where cannabis is federally illegal

Neptune remains committed to only conduct business, related to manufacturing cannabis oil products, in jurisdictions where it is federally legal to do so. The Company will not conduct business, related to manufacturing cannabis related products, in jurisdictions, such as the United States, in which cannabis is federally-illegal. Neptune believes that conducting activities which are federally illegal, or investing in companies which do, puts the company at risk of prosecution, puts at risk its ability to operate freely, and potentially could jeopardize its listing on major exchanges now and in the future, limiting access to capital from reputable US-based funds.

Additional Information

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at February 14, 2018, the total number of common shares issued and outstanding is 78,804,212 and the Corporation’s common shares were being traded on the TSX and on NASDAQ Capital Market under the symbol ‟NEPT”. There are also 750,000 warrants, 10,416,545 options and 570,752 deferred share units outstanding. Each warrant, option and deferred share unit is exercisable into one common share to be issued from treasury of the Corporation.

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